

May 11, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value of NYLI International Small-Mid Cap Equity ETF, a
series of New York Life Investments Active ETF Trust, under the Exchange Act of 1934.

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com